PROSPECTUS SUPPLEMENT
(To Prospectus dated October 3, 1996)                                 [logo]

                                   $38,000,000
                        GREEN MOUNTAIN POWER CORPORATION

                       Secured Medium-Term Notes, Series A
                     Due 9 Months or More from Date of Issue
                             ----------------------


     Green Mountain Power Corporation (the "Company") may offer from time to time up to $38,000,000 aggregate principal amount of its Secured Medium-Term Notes, Series A (the "Notes"), consisting of an issue of its First Mortgage Bonds. The designation or designations, the principal amount or amounts, the offering price or prices, the interest accrual date or dates, the date or dates of maturity, the interest rate or rates, the interest payment dates, any sinking fund or other redemption or repayment provisions and any other material terms of the Notes will be established from time to time and will be set forth in supplements hereto ("Pricing Supplements"). The Notes will have maturities of nine months or more from their respective dates of issue, as selected by the purchasers and agreed to by the Company. Unless otherwise specified in the applicable Pricing Supple- ment, the Notes will be issued in denominations of $1,000 or any integral mul- tiple thereof; and interest on each Note will accrue from its date of issue and will be payable semi-annually in arrears on each June 1 and December 1 and at maturity. If so specified in the applicable Pricing Supplement, a Note may be redeemed at the option of the Company or repaid at the option of its holder at a specified price or prices and on a specified date or dates.

     The Notes will be represented either by global securities registered in the name of a nominee of The Depository Trust Company, as depository, or by certificated securities issued to the registered owners thereof, as set forth in the appli- cable Pricing Supplement. Interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company (with respect to its participant's interests) and by its participants or persons that hold through such participants (with respect to the interest of persons other than such participants). Except under the circumstances described herein, certificated securities will not be issued in exchange for global securities.


     For further information relating to the Notes, see "Description of the Secured Notes" herein, "Description of the New Bonds" and "Book-Entry System" in the accompanying Prospectus, and the applicable Pricing Supplement.

                              -------------------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                    BY THE SECURITIES AND EXCHANGE COMMISSION
                 OR ANY STATE SECURITIES COMMISSION NOR HAS THE
                SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                OR ADEQUACY OF THIS PROSPECTUS OR ANY SUPPLEMENT
        HERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================================================

                                                                      Agent's Discounts                      Proceeds to
                                   Price to Public (1)                and Commission (2)                 the Company (2)(3)
-------------------------------------------------------------------------------------------------------------------------------

Per Note......................           100%                        .125%  -- .750%                   99.875% --  99.250%
-------------------------------------------------------------------------------------------------------------------------------
Total ........................        $38,000,000                    $47,500 -- $285,000            $37,952,500 -- $37,715,000
==============================================================================================================================

(1) Unless otherwise specified in the applicable Pricing Supplement, the Notes will be issued at 100% of their principal amount.

(2) The commissions payable to the Agent for each Note sold through the Agent, as agent, shall range from .125% to .750% of the principal amount of such Note, depending upon maturity, except that the Company and the Agent may agree to a higher commission for maturities in excess of 30 years. The Company may also sell Notes to the Agent, as principal, for resale to investors or other purchasers. Unless otherwise specified in the applicable Pricing Supplement, a Note sold to the Agent as principal will be purchased by the Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note of like maturity. The Company has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933 (the "Act").

(3) Assuming that the Notes will be issued at 100% of their principal amount and before deducting expenses payable by the Company estimated at $295,000, including reimbursement of certain expenses of the Agent.

                              -------------------


     Offers to purchase the Notes may be solicited from time to time by Smith Barney Inc. (the "Agent") on behalf of the Company. The Agent has agreed to use reasonable efforts to solicit purchases of the Notes. The Company may sell Notes to the Agent acting as principal for its own account for resale to investors and other purchasers at varying prices related to prevailing market prices at the times of resale or otherwise, to be determined by the Agent. The Company also may sell the Notes directly to investors on its own behalf. The Company or the Agent may reject any offer in whole or in part. The Notes will not be listed on any securities exchange. There can be no assurance that all of the Notes offered hereby will be sold or that there will be a secondary market for the Notes. See "Plan of Distribution of the Secured Notes".


                                SMITH BARNEY INC.

October 21, 1996

                          SUMMARY FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

     The following summary consolidated financial data should be read in conjunction with the financial statements and the notes thereto of the Company incorporated by reference in the accompanying Prospectus.


                                           12 MONTHS          YEAR ENDED DECEMBER 31,
                                             ENDED            ------------------------
                                          JUNE 30, 1996     1995        1994        1993
                                          -------------     ----        ----        ----
  INCOME STATEMENT DATA
    Operating Revenues ...............   $173,275        $161,544   $148,197    $147,253
    Operating Income .................     14,975          15,295     14,517      14,826
    Net Income .......................     11,373          11,503     11,002      10,631
    Ratio of Earnings to Fixed Charges       2.80            2.87       2.74        2.78


                                                             AS OF JUNE 30, 1996 (UNAUDITED)
                                                      --------------------------------------------------
                                                             ACTUAL                   ADJUSTED (1)
                                                       -----------------        ------------------------
                                                       AMOUNT        %            AMOUNT            %
                                                      --------   -------         --------       -------
            CAPITALIZATION
              Long-Term Debt (2) ..................   $ 83,934      41.7        $ 97,934          43.1
              Redeemable Cumulative Preferred Stock      8,930       4.4          20,930           9.2
              Common Stock Equity .................    108,571      53.9         108,571          47.7
                                                      --------   -------         --------       -------
                Total Capitalization ..............    201,435     100.0         227,435         100.0
                                                      ========   =======         ========       =======
            Short-Term Debt .......................     18,615                         0

----------
(1) As adjusted to give effect to the application of the proceeds of $12,000,000 from the recent sale of the Company's Preferred Stock, Class E, Series 1, and the sale of the Notes.

(2) Including current maturities of $1.7 million and excluding $5.1 million in long-term debt of the Company's wholly-owned subsidiaries.

                                   THE COMPANY

     Green Mountain Power Corporation (the "Company" or "GMP") is a public utility operating company engaged principally in supplying electrical energy in the State of Vermont in a territory with an estimated population of 198,000. It serves approximately 81,500 customers.

                               RECENT DEVELOPMENTS

     On October 16, 1996, the Vermont Public Service Board (the "VPSB") issued a Draft Report and Order (the "Draft Report") in its Investigation into the Restructuring of the Electric Utility Industry in Vermont. The Draft Report sets forth recommendations for restructuring of the electric utility industry in Vermont which will require further legislative action. The Draft Report proposes the commencement of competitive retail sales of electricity by January 1, 1998, while distribution and transmission functions would remain subject to regulation. The Draft Report addresses industry restructuring issues, including, among others, the provision of customer choice, division of generation and
distribution   functions,   treatment  of  stranded  costs,   required  use  and
development of renewable energy resources, national and regional policies assuring environmental quality and establishment of a regional independent system operator and power exchange system. The Draft Report requests comment from interested parties by November 15, 1996. The VPSB will consider comments received from interested parties and will thereafter issue a final report and order.


     The Draft Report states that, rather than require complete divestiture at this time, the VPSB would require Vermont investor-owned utilities to divide their generation and distribution functions into separate corporate subsidiaries in order to achieve a functional separation. Associated rules would determine how such subsidiaries will interact with each other.

     The Draft Report proposes an approach which takes into account multiple factors that the VPSB believes will "create the opportunity for full recovery of stranded costs provided they are legitimate, verifiable, otherwise recoverable, prudently incurred, and non-mitigable," but the Draft Report also states the VPSB's belief that "an opportunity for full recovery must be explicitly tied to successful mitigation." The Draft Report further provides that where a utility has successfully mitigated its stranded costs, the opportunity should exist for substantial or full recovery of stranded costs when the magnitude of the post-mitigation stranded costs, among other things, allows for rates that are reasonably comparable to regional rates. The Draft Report calls for a multi-step process which would involve (1) a rigorous estimation of stranded costs (which in turn would require an estimate of future power costs) and a determination of the extent to which stranded costs can be mitigated, (2) an adjustment of stranded costs and (3) a stranded cost reconciliation proceeding. The process would consider each utility's estimate of stranded costs and the success of its mitigation efforts on a case by case basis.

     The Draft Report is not a final report or order concerning the restructuring of the electric utility industry in the State of Vermont. The Company intends to submit comments to the VPSB in accordance with the schedule set forth in the Draft Report. The largest category of the Company's stranded costs are future costs under long-term power purchase contracts and the Company intends to comply with the steps outlined in the Draft Report and aggressively pursue mitigation efforts in order to maximize its recovery of these costs. However, the Company can give no assurances that it will be successful in realizing mitigation of these costs to the extent suggested by the VPSB or that it will otherwise be able to achieve full or substantial recovery of these costs.

     Thus, the Company cannot predict whether the Draft Report or any subsequent report or actions of, or proceedings before, the VPSB would have a material adverse effect on the Company's operations, financial condition or credit ratings. However, the Company's failure to recover a significant portion of its purchased power costs, or to retain and attract customers in a competitive environment, would likely have a material adverse effect on the Company's business, including its operating results, cash flows and ability to pay dividends at current levels.

                        DESCRIPTION OF THE SECURED NOTES

     The statements under this caption are intended to summarize the Notes and the Mortgage. They do not purport to be complete and are qualified in their entirety by reference to the descriptions thereof set forth under the captions, "Description of the New Bonds" and "Book-Entry System", in the accompanying Prospectus and to the Sections of the Mortgage cited therein. Capitalized terms used herein and not defined have the meanings specified in the accompanying Prospectus.

GENERAL

     The Notes are to be issued as a series of the Company's bonds under the Mortgage. The Notes will rank pari passu with all other Bonds outstanding under the Mortgage (except insofar as any sinking or other fund may afford additional security for the Bonds of any particular series). Substantially all of the materially important properties of the Company are subject to the lien of the Mortgage. (See "Description of the New Bonds" in the accompanying Prospectus.) Prior to the date of this Prospectus Supplement, the Company has sold $24,000,000 aggregate principal amount of the Notes.

     Unless otherwise indicated in the applicable Pricing Supplement and except under the circumstances described under the caption, "Book-Entry System", in the accompanying Prospectus, the Notes will be issued as one or more global notes, each of which will represent beneficial interest in such Notes, and such global notes will be deposited with the Depository. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depository and its Participants. Beneficial interests will be exchanged for Notes in definitive form only under the limited circumstances described under "Book-Entry System".

     The Notes will be offered on a continuous basis, will mature nine months or more from their date of issue, and may be subject to redemption prior to maturity or repayment at the option of the Holder at the price or prices and the time or times specified in the applicable Pricing Supplement. Unless otherwise indicated in the applicable Pricing Supplement, the Notes will be issued in denominations of $1,000 or any integral multiple thereof.


     The Pricing Supplement relating to each issue of the Notes will describe the following terms: (1) the designation and aggregate principal amount of such Notes, (2) the offering price (expressed as a percentage of the aggregate principal amount thereof) of such Notes, (3) the interest accrual date of such Notes, (4) the date on which such Notes will mature, (5) the rate per annum at which such Notes will bear interest, (6) the dates on which such interest will be payable, (7) any sinking fund or other redemption or repayment provisions of such Notes, and (8) any other material terms of such Notes.

PAYMENT  OF  PRINCIPAL  AND  INTEREST

     Each Note will bear interest from its original issue date (the "Original Issue Date") until the principal amount thereof shall have been paid or made available for payment. Interest on each Note will be payable semi-annually on each June 1 and December 1 (each an "Interest Payment Date"), except as otherwise indicated in the applicable Pricing Supplement, and at maturity;
provided, however, that the first payment of interest on any Note with an Original Issue Date between a Record Date (as hereinafter defined) and an Interest Payment Date shall be made on the second Interest Payment Date succeeding the Original Issue Date, as specified in the applicable Pricing Supplement.

     Interest in respect of Notes issued as global notes will be payable by the Company to the Depository and by the Depository to its Direct Participants. Payments to the Beneficial Owners of the Notes will be the responsibility of Direct and Indirect Participants. (See "Book-Entry System" in the accompanying Prospectus.)

     Interest payable on certificated Notes will be payable to the person in whose name such Notes are registered at the close of business on the Record Date with respect to each Interest Payment Date; provided, however, that interest payable at maturity will be payable to the person to whom principal shall be payable.

     Unless otherwise specified in the applicable Pricing Supplement, (i) the "Record Date" with respect to any Interest Payment Date shall be the May 15 or November 15 (whether or not a Business Day), as the case may be, preceding such Interest Payment Date, and (ii) interest on each Note will be computed on the basis of a 360-day year of twelve 30-day months.

REDEMPTION

     The Pricing Supplement relating to each Note will indicate whether and under what circumstances such Note will be redeemable by the Company prior to maturity and the redemption price or prices, including premiums, if any, applicable thereto.

     In the case of any redemption of the Notes, notice thereof shall be provided by mail to the holders of the Notes being redeemed by first class mail, mailed not less than 30 days prior to the date fixed for redemption to the respective addresses of such holders as shown in the registry books for the Notes.

     The Pricing Supplement relating to each Note will indicate whether and under what circumstances such Note will be the subject of any sinking fund or analogous provision.

REPAYMENT AT OPTION OF HOLDER

     The Pricing Supplement relating to each Note will indicate whether such Note will be repayable at the option of its registered holder, and, if so, the repayment price or prices and the time or times at which such option may be exercised. In order for a Note to be repaid, the Company must receive at its office or agency in New York City (currently, the Trustee), within the period specified in the applicable Pricing Supplement, such Note with the form entitled "Option to Elect Repayment" on the reverse of, or otherwise accompanying, such Note duly completed. Any such election so received by the Company within such period shall be irrevocable. The repayment option may be exercised by the registered holder of a Note for less than the entire principal amount of such Note provided the principal amount which is to be repaid is equal to $1,000 or an integral multiple of $1,000 or such other minimum amount as specified in the applicable Pricing Supplement. All questions as to the validity, eligibility
(including time of receipt) and acceptance of any Note for repayment will be determined by the Company, whose determination will be final and binding. Beneficial Owners of Notes issued as global securities must exercise this option through Direct or Indirect Participants.

                    PLAN OF DISTRIBUTION OF THE SECURED NOTES

     Subject to the terms and conditions set forth in the Distribution Agreement, dated December 11, 1995, as amended (the "Distribution Agreement"), the Notes are being offered, from time to time, on a continuous basis by the Company through Smith Barney Inc. (the "Agent"), which has agreed to use its reasonable efforts to solicit purchases of the Notes. The Company will have the right to accept or reject any proposed purchase of Notes in whole or in part. The Agent will have the right, in its discretion reasonably exercised, to reject any proposed purchase of Notes, in whole or in part. Payment of the purchase price of the Notes will be required to be made in immediately available funds. The Company will pay to the Agent commissions of from .125% to .750% of the principal amounts of Notes, depending upon maturities, for sales made through it as Agent, except that the Company and the Agent may agree to a higher commission for maturities in excess of 30 years.

     The Company also may sell Notes to the Agent as principal for resale to investors or other purchasers at varying prices related to prevailing market prices at the time of resale, or otherwise, as determined by the Agent. Unless otherwise agreed upon at the time of sale, a Note sold to the Agent, as principal, will be purchased by the Agent at a price equal to 100% of its principal amount less a percentage equal to the commission applicable to an agency sale of a Note of like maturity. The Agent may resell any Note purchased by it as principal to dealers at prices determined by the Agent at the time of resale and may pay such dealer a commission not in excess of the commission received by the Agent from the Company. Such dealers may be deemed to be "underwriters" within the meaning of the Act. After the initial public offering of Notes to be resold at a fixed public offering price, the public offering price and discount may be changed.

     The Company has reserved the right to sell Notes directly on its own behalf. No commission will be payable on any Note sold directly by the Company.

     The Agent, as agent or principal, may be deemed to be an "underwriter" within the meaning of the Act. The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Act. The Company also has agreed to reimburse the Agent for certain expenses.

     The Agent, from time to time, may perform various investment banking services for the Company.

     The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The Agent has informed the Company that it intends to make a market in the Notes, but is under no obligation to do so, and that such market making may be discontinued at any time. No assurance can be given as to the existence or liquidity of a secondary market for the Notes.

PROSPECTUS
----------


                        GREEN MOUNTAIN POWER CORPORATION

                              FIRST MORTGAGE BONDS
                                 UNSECURED NOTES
                                 PREFERRED STOCK
                                  COMMON STOCK

                               ------------------

   Green Mountain Power Corporation (the "Company") intends from time to time to sell its First Mortgage Bonds (the "New Bonds"), Unsecured Notes (the "Notes"), Preferred Stock, Class E, $100 par value (the "New Preferred Stock") and/or Common Stock, $3.33 1/3 par value (the "New Common Stock") (the "New Bonds" and the "Notes" being collectively referred to herein as the "Debt Securities", and the "Debt Securities", the "New Preferred Stock" and the "New Common Stock" being collectively referred to herein as the "Securities") in any combination at an aggregate initial offering price not to exceed $50,000,000. The Securities will be offered at prices and on terms to be determined at the times of sale. For each issue of the Debt Securities and New Preferred Stock for which this Prospectus will be delivered, there will be an accompanying Prospectus Supplement, together with any accompanying Pricing Supplement, that will set forth the specific terms of the Debt Securities or New Preferred Stock of such issue, as the case may be. For each issue of the New Common Stock for which this Prospectus will be delivered, there will be an accompanying Prospectus Supplement that will set forth the terms of the offering. The Common Stock is traded on the New York Stock Exchange. Its price and volume data are reported on the New York Stock Exchange using the symbol "GMP". The sale of one of the Securities will not be contingent upon the sale of any other.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

   The Securities may be sold directly by the Company or through agents designated from time to time or through underwriters or dealers. If any agents of the Company or any underwriters are involved in the sale of the Securities in respect of which this Prospectus will be delivered, the names of such agents or underwriters, and the initial price to the public, any applicable commissions or discounts and the net proceeds to the Company, or the means of determining the same, will be set forth in an accompanying Prospectus Supplement or Supplements. The Company may indemnify agents and underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution".

                The date of this Prospectus is October 3, 1996.

                              AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement and such exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at prescribed rates. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the New York Stock Exchange. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of that Web site is http://www.sec.gov. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents, heretofore filed with the Commission (File No. 1-8291) pursuant to the Exchange Act, are hereby incorporated by reference:

   (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

   (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996.

   All documents filed by the Company pursuant to Section 13(a) and (c), 14 or 15(d) of the Securities and Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus shall have been delivered, upon the written or oral request of any such person, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Written or telephone requests for such copies should be directed to the Corporate Secretary, Green Mountain Power Corporation, 25 Green Mountain Drive, P. O. Box 850, South Burlington, Vermont 05402-0850 (Telephone 802-864-5731).

                                   THE COMPANY

   The Company is a public utility operating company engaged in supplying electrical energy in the State of Vermont in a territory with an estimated population of 198,000. The Company has its principal executive office at 25 Green Mountain Drive, P. O. Box 850, South Burlington, Vermont 05402-0850 (Telephone 802-864-5731.) It serves approximately 81,500 customers.

                                 COVERAGE RATIOS

   As computed in accordance with Regulation S-K of the Commission, the Company's ratios of earnings to fixed charges and preferred stock dividends and earnings to fixed charges for each of the years 1991 through 1995, and for the twelve months ended June 30, 1996, are as follows:

                                               RATIO OF
                                             EARNINGS TO             RATIO OF
                                          FIXED CHARGES AND        EARNINGS TO
                                       PREFERRED STOCK DIVIDENDS   FIXED CHARGES
            YEAR ENDED                             (1)                   (1)
---------------------------------     --------------------------- --------------
December 31, 1991                                2.40                 2.73
December 31, 1992                                2.66                 3.01
December 31, 1993                                2.46                 2.78
December 31, 1994                                2.44                 2.74
December 31, 1995                                2.57                 2.87
Twelve Months Ended June 30, 1996                2.51                 2.80
----------

   (1) Earnings consist of pretax income plus fixed charges as defined in Item 503 paragraph (d)(3). Fixed charges computed pursuant to paragraph (d)(4) of
Item 503 consist of interest on all indebtedness, amortization of debt expense and discount or premium relating to any indebtedness, and the estimated interest portion of rentals charged to income. Preferred Stock dividends consist of dividends paid on all outstanding Preferred Stock.

                      USE OF PROCEEDS AND FINANCING PROGRAM

   The net proceeds to be received by the Company from the sale of the Securities will be applied to the refunding of long-term debt, the financing of capital projects and the repayment of short-term bank borrowings incurred for such purposes and for other general corporate purposes.

   The Company expects its capital expenditures in 1996 to be approximately $28 million. The Company expects such expenditures for the five-year period, 1996-2000, to aggregate approximately $101 million.

   The Company anticipates that for the period 1996 - 2000, internally generated funds, after payment of dividends, will provide approximately 73 percent of total capital expenditure requirements for construction, sinking fund obligations and other requirements. The remaining amount will be funded through short-term borrowings, which will be refinanced periodically through the sale of long-term debt and equity securities, in such amounts and at such times as the Company's cash requirements and market conditions shall determine.

                          DESCRIPTION OF THE NEW BONDS

   THE STATEMENTS UNDER THIS CAPTION ARE INTENDED TO SUMMARIZE THE NEW BONDS AND THE MORTGAGE; THEY DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE NEW BONDS AND THE MORTGAGE, COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

   General. The New Bonds are to be issued under the Company's Indenture of First Mortgage and Deed of Trust, dated as of February 1, 1955, to the United States Trust Company of New York [successor to the Chase Manhattan Bank (National Association), successor to the Chase National Bank of the City of New York], as trustee, as supplemented by 16 supplemental indentures and as to be further supplemented by one or more additional supplemental indentures providing for one or more series of the New Bonds, all of which are collectively referred to as the Mortgage.

   Reference is made to the Prospectus Supplement or Supplements for each issue of the New Bonds for the following terms, among others, of the New Bonds offered thereby: (i) the series designation and aggregate principal amount thereof, (ii) the initial public offering price and other terms of their offering, (iii) the date or dates on which they will mature, (iv) the rate or rates per annum at which they will bear interest, (v) the times at which such interest will be payable and the date from which it will accrue, (vi) whether all or any portion thereof will be issued to a designated depositary, (vii) any redemption or repayment provisions, and
(viii) other specific terms.

   Form, Exchange and Payment. Unless otherwise indicated in the Prospectus Supplement for an issue of the New Bonds, the New Bonds offered thereby will be issued only in the form of a fully registered global bond, interests in which will be transferable by a book-entry system in denominations of $1,000 and any multiple thereof. If definitive New Bonds are exchanged for a global bond, they will be issued in denominations of $1,000 and integral multiples of $1,000. See "Book-Entry System."

   Security. The New Bonds together with all other bonds ("Bonds") now or hereafter issued under the Mortgage will be secured by the Mortgage, which, in the opinion of Peter H. Zamore, Esq., General Counsel of the Company, subject only to permitted encumbrances as defined in the Mortgage, constitutes a valid, direct first mortgage lien upon the real and personal property described or referred to in the Mortgage as owned by the Company (other than classes of property expressly excepted in the Mortgage and property heretofore released from the lien of the Mortgage in accordance with the terms thereof), which include all of the physical properties and franchises of the Company used or useful in its public utility business; and all physical properties and franchises of the Company used or useful in its public utility business (other than those of the character not subject to the lien of the Mortgage as aforesaid) acquired by the Company after the respective dates of the Original Indenture and each Supplemental Indenture have become, or will upon such acquisition become, subject to the lien thereof, subject, however, to permitted encumbrances and to liens, if any, existing or placed thereon by the Company at the time of the acquisition thereof by the Company and, subject, in the case of after acquired properties located in municipalities or counties in which the Mortgage has not been recorded at or prior to the time of acquisition, to the rights of holders or liens perfected on such properties prior to the recording of the Mortgage in such municipalities or counties. There are excepted from the lien of the Mortgage certain specifically excepted properties; all cash on hand and in banks, contracts, shares of stock, bonds, notes, evidences of indebtedness and other securities, bills, notes and accounts receivable and other choses in action, conditional sales agreements and appliance rental or lease agreements other than those expressly subjected to the Mortgage; all equipment, materials and supplies not installed as part of the fixed property of the Company and which are held for use or consumption in its business; all goods, wares, merchandise, appliances and supplies, purchased, acquired or held for the purpose of sale, lease or distribution; and gas, oil, coal, fissionable material and other minerals and other products, fuel and other personal property which are consumable in their use in the operation of the plants or systems of the Company; office furniture, equipment and supplies; aircraft, automobiles, trucks and similar vehicles; and certain other properties of the Company set forth in the Mortgage. (See Mortgage, Granting Clauses.)

   The Mortgage contains provisions subjecting after-acquired property (subject to pre-existing liens) to the lien thereof, subject to limitations in the case of consolidation, merger or sale of substantially all of the Company's assets. (See Mortgage, Granting Clauses and Article Fourteen.)

   The Mortgage provides that the trustees shall have a lien upon the mortgaged property, prior to that of the Bonds, for the payment of their reasonable compensation and expenses, and for indemnity against certain liabilities. (See Mortgage, Section 15.10.)

   Issuance of Additional Bonds. Additional Bonds of any series may be issued in an aggregate principal amount equal to:

   (1) 60 percent of unfunded net property additions (the cost or fair value at the time of acquisition, whichever is less, of utility property charged to plant accounts of the Company after December 31, 1954, less the minimum provision for depreciation from said date);


   (2) the principal amount of unfunded Bond Credits for the retirement of Bonds of any series; and /or


   (3) cash deposited with the Trustee;

subject to the filing of an earnings certificate (except in the case of certain refundings) showing net earnings available for interest (as defined), for a period of 12 consecutive months within the 15 calendar months preceding the date of application, to be at least two times annual interest requirements on bonded debt then to be outstanding.

   Property additions generally include the utility property, tangible or intangible, of the Company, located in the United States of America, which (except as provided below) is used by or useful to the Company in the business of generating, manufacturing, storing, transmitting, distributing, utilizing, purchasing, furnishing, supplying and/or disposing of electricity and/or gas, for heat, light, power, or refrigeration or other uses, or in any business which is incidental thereto, including, without limiting the generality of the foregoing, all properties necessary or appropriate for generating, manufacturing, storing, transmitting, distributing, utilizing, purchasing, furnishing, supplying and/or disposing of electricity and/or gas, together with betterments, improvements, additions, replacements, or alterations of, upon or to such property of the Company acquired after December 31, 1954.

   Utility property shall not be deemed to include any property excepted from the lien of the Mortgage. As of July 31, 1996, approximately $35 million of property additions and unfunded Bond Credits were available for use as the basis for the issuance of Bonds.

   The Mortgage contains certain restrictions upon the issuance of Bonds against property subject to liens. The New Bonds will be issued against property additions and/or unfunded Bond Credits for the retirement of Bonds. (See Mortgage, Articles Two, Seven, Nine and Fourteen.)

   The Mortgage provides that the Company and/or the Trustee may release property from the lien of the Mortgage, so long as no default exists: (1) in the ordinary course of the Company's business, with respect to property which has become old or worn out, provided such property is replaced by the Company, and in connection with a release, surrender, abandonment or termination of any rights of the Company which is necessary, desirable or advisable in connection with the conduct of the utility business of the Company; (2) upon written request of the Company to the Trustee in connection with the sale of any such property, provided that the Company shall receive fair consideration therefor and provided that the release will not impair the security of the Mortgage; (3) in connection with a condemnation by any government entity of property of the Company, provided the Company receives fair value therefor; (4) without any consent or release by the Trustee, in connection with a sale of property by the Company of property no longer used or useful in the conduct of the Company's business, provided that the aggregate value of any such property so disposed of in any one calendar year shall not exceed the greater of $50,000 or 3/4 of 1% of the outstanding Bonds; or (5) in connection with the taking, sale or release of all or substantially all of the Company's property, upon the deposit of Government or purchase money securities with the Trustee. (See Mortgage, Article Seven.)

Defaults and Notice Thereof. The Mortgage defines the following events as "defaults":

   (1) failure to pay principal of, or premium (if any) on, any Bond when due;

   (2) failure to pay interest on any Bond when due and continuance of such failure for a period of 30 days;

   (3) failure to discharge or satisfy any improvement, maintenance, or depreciation fund obligation and continuance of such failure for a period of 60 days;

   (4) failure to discharge or satisfy any sinking fund obligation and continuance of such failure for a period of 20 Business Days;

   (5) failure to perform or observe any of the other covenants, agreements or conditions in the Mortgage and continuance of such failure for a period of 90 days following written notice by the Trustee or by holders of at least 15 percent in principal amount of the Bonds;

   (6) the entry of an order for reorganization or appointment of a trustee or receiver of all or a substantial part of the mortgaged property and continuance of such order or appointment unstayed for a period of 90 days;

   (7) certain adjudications, petitions or consents in bankruptcy, insolvency or reorganization proceedings or an admission of insolvency or an assignment for the benefit of creditors by the Company; or

   (8) the rendering of a judgment against the Company for the payment of moneys in excess of the Judgment Amount (as herein defined) and continuance of such judgment unsatisfied and without stay of execution for a period of 90 days after
(i) the entry of such judgment or (ii) the termination of any stay of execution entered during the initial 90-day grace period; but only, in either case, if such judgment shall have been continued unstayed or unsatisfied for a period of 10 days after the giving of written notice of default to the Company by the Trustee or to the Company and the Trustee by the holders of at least 15 percent in principal amount of the Bonds outstanding. As used herein, "Judgment Amount" shall mean (a) $50,000 until the earlier to occur of (i) all Bonds of any series established prior to the execution of the Company's Tenth Supplemental Indenture having ceased to be outstanding, whether at their respective stated maturities or through a provision for redemption prior to their stated maturities, or (ii) the execution of a supplemental indenture with the written consent of the holders of not less than 66 2/3 percent in principal amount of all Bonds of any series heretofore created and issued (and, if more than one such series of Bonds shall at the time be outstanding, not less than 66 2/3 percent in principal amount of the Bonds of each such series), and (b) thereafter $1,000,000.

   So long as one or more of such defaults shall continue to exist and provided that the principal of all the Bonds shall not have already become due and payable, either the Trustee (by notice in writing to the Company) or the holders of not less than 25 percent in principal amount of the Bonds outstanding (by notice in writing to the Company and the Trustee) may declare the principal of and accrued interest on all Bonds then outstanding to be immediately due and payable notwithstanding the Company's right, following such declaration but prior to any sale of all or a substantial part of the mortgaged property, to cure all defaults to the satisfaction of the Trustee in accordance with the terms of the Indenture.

   (See Mortgage, Article Twelve.)

   The Mortgage does not require the Company to give the Trustee or any holders of any Bonds periodic reports as to the Company's compliance with the provisions of the Mortgage. The Company and the Trustee are required to provide the notices and reports to the holders of the Bonds required by the Trust Indenture Act of 1939, as amended, and copies of the reports and information required under the Securities Exchange Act of 1934, as amended.(See Mortgage, Article Eleven.)

   Evidence to be Furnished to the Trustee. Compliance with Mortgage provisions is evidenced by written statements of the Company's officers or persons selected by the Company. In certain major matters the accounting, engineer, appraiser or other expert must be independent. Various certificates and other papers, including a certificate with respect to compliance with the terms of the Mortgage and the absence of defaults, are required to be filed annually and upon the occurrence of certain events. (See Mortgage, Sections 9.06, 9.07, 9.08.)

   Modification of the Mortgage. The Mortgage may be amended and/or any past default thereunder (except a default in the payment of the principal of, premium, if any, or interest on any of the Bonds) and its consequences may be waived with the consent of the holders of at least 66 2/3 percent in principal amount of Bonds then outstanding, and of each series of Bonds then outstanding and affected by the proposed modification or waiver. Upon the earlier to occur of (i) all Bonds of any series established prior to the execution of the Company's Tenth Supplemental Indenture having ceased to be outstanding, whether at their respective stated maturities or through a provision for redemption prior to their stated maturities, and (ii) the execution of a supplemental indenture with the written consent of the holders of all Bonds of any series created and issued prior to the date of the Tenth Supplemental Indenture, the Mortgage may be amended and/or any past default thereunder (except a default in the payment of the principal of, premium, if any, or interest on any of the Bonds) and its consequences may be waived with the consent of the holders, acting together as a single class, of at least 66 2/3 percent in principal amount then outstanding of all Bonds issued pursuant to the Indenture and affected by the proposed modification or waiver. In no instance shall any modification regarding the terms of payment of principal of, premium, if any, and interest on the New Bonds or a waiver of any past default with respect to payment of such principal, premium or interest or its consequences be effected without the consent of the holders of the New Bonds, nor may any modification affecting the lien of the Mortgage or reducing the percentage in principal amount of Bonds required for modification, be effected without the consent of the holders of all outstanding Bonds. (See Mortgage, Article Eighteen and Tenth Supplemental Indenture.)

   Concerning the Trustee. United States Trust Company of New York, successor to the Chase Manhattan Bank (National Association), successor to the Chase National Bank of the City of New York, is the trustee under the Mortgage.

                            DESCRIPTION OF THE NOTES

   THE STATEMENTS UNDER THIS CAPTION ARE INTENDED TO SUMMARIZE THE NOTES AND THE INDENTURE; THEY DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE NOTES AND INDENTURE, COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

   General. The Notes are to be issued under an Indenture ("Indenture") between the Company and The Bank of New York, as trustee ("Unsecured Trustee").

   The Indenture provides that debt securities (including the Notes and including both interest bearing and original issue discount securities) may be issued thereunder, without limitation as to aggregate principal amount. (See Indenture, Sec. 301.) All debt securities issued under the Indenture (including the Notes) are collectively referred to as the "Indenture Securities". The Indenture does not limit the amount of other debt, secured or unsecured, which may be issued by the Company. The Notes will rank pari passu with all other unsecured indebtedness of the Company. Substantially all of the materially important physical properties of the Company are subject to the lien of the Mortgage securing the Bonds. (See "Description of the New Bonds".)

   Reference is made to the Prospectus Supplement or Supplements for each issue of the Notes for the following terms, among others, of the Notes offered thereby: (i) the series designation and aggregate principal amount thereof, (ii) the initial public offering price and other terms of their offering, (iii) the date or dates on which they will mature, (iv) the rate or rates per annum at which they will bear interest, (v) the times at which such interest will be payable and the date from which it will accrue, (vi) whether all or any portion thereof will be issued to a designated depositary, (vii) any redemption or repayment provisions, and (viii) other specific terms.

   Form, Exchange and Payment. Unless otherwise indicated in the Prospectus Supplement for an issue of the Notes, the Notes offered thereby will be issued only in the form of a fully registered global note, interests in which will be transferable by a book-entry system in denominations of $1,000 and any multiple thereof. If definitive Notes are exchanged for a global note, they will be issued in denominations of $1,000 and integral multiples of $1,000. See "Book-Entry System."

   Events of Default and Notice Thereof. The Indenture defines the following events as "defaults":

   (1) failure to pay any installment of interest on any Note within 30 days after its stated maturity;

   (2) failure to pay the principal of, or premium, if any, on any Note within three business days after its maturity;

   (3) failure to perform or breach of any covenant of the Company in the Indenture (other than a covenant, a default in the performance of which is elsewhere specifically dealt with or which has been included in the Indenture solely for the benefit of one or more series of Notes other than such series) for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Unsecured Trustee, or to the Company and the Unsecured Trustee by the holders of at least 33% in principal amount of the outstanding Notes of such series a written notice specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default";

   (4) either (a) the entry of an order approving a petition seeking reorganization of the Company upon the basis of insolvency or inability to pay debts as they mature under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof; or (b) the appointment in any judicial proceeding upon the application of any creditor or creditors of a trustee or a receiver of all or a substantial part of the trust estate; and the continuance of such order or appointment unstayed and in effect for a period of 90 days;

   (5) the adjudication of the Company as a bankrupt by any court of competent jurisdiction or the filing by the Company of a voluntary petition in bankruptcy or the making by the Company of an assignment for the benefit of creditors or the admission by the Company in writing of its inability to pay its debts as they become due; the consent by the Company to the appointment in any judicial proceeding upon the application of any creditor or creditors of a receiver or trustee of all or a substantial part of its properties; the filing by the Company of a petition or answer seeking reorganization or readjustment on the basis of insolvency or inability to pay debts as they mature under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or of any State thereof; or the filing by the Company of a petition to take advantage of any insolvency act;

   (6) any other Event of Default specified with respect to Notes of such series; or

   (7) default by the Company in the payment of principal of, or interest on, securities issued under the Mortgage in an aggregate amount exceeding $5,000,000, and the continuation thereof for 90 days after written notice to the Company by the Unsecured Trustee, or to the Company and the Unsecured Trustee by the holders of at least 33% in principal amount of the outstanding Notes of such series a written notice specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default".

No Event of Default with respect to a series of Indenture Securities necessarily constitutes an Event of Default with respect to the Indenture Securities of any other series. The Unsecured Trustee may withhold notice of default (except in payment of principal, interest or any funds for the retirement of Indenture Securities) if it, in good faith, determines that withholding of such notice is in the interest of the Holders of the Indenture Securities. (See Indenture, Secs. 801 and 903.)

   Either the Unsecured Trustee or the Holders of not less than 33% in principal amount (or such lesser amount as may be provided in the case of discount Indenture Securities) of the outstanding Indenture Securities of all defaulted series, considered as one class, may declare the principal and interest on such series due on default, but the Company may annul such default by effecting its cure and paying overdue interest and principal. No Holder of Indenture Securities may enforce the Indenture without having given the Unsecured Trustee written notice of default, and unless the Holders of a majority of the Indenture Securities of all defaulted series, considered as one class, shall have requested the Unsecured Trustee to act and offered reasonable indemnity, and for 60 days the Unsecured Trustee shall have failed to act, but each Holder has an absolute right to receive payment of principal and interest when due and to institute suit for the enforcement of such payment. The Unsecured Trustee is not required to risk its funds or incur any financial liability if it shall have reasonable grounds for believing that repayment is not reasonably assured. The Holders of a majority of the Indenture Securities of all defaulted series, considered as one class, may direct the time, method and place of conducting any proceedings for any remedy available to the Unsecured Trustee, or exercising any trust or power conferred on the Unsecured Trustee, with respect to the Indenture Securities of such series, but the Unsecured Trustee is not required to follow such direction if not sufficiently indemnified and the Unsecured Trustee may take any other action it deems proper which is not inconsistent with such direction. (See Indenture, Secs. 802, 807, 808, 812 and 902.)

   Evidence to be Furnished to the Unsecured Trustee. Compliance with Indenture provisions will be evidenced by written statements of the Company's officers. An annual certificate with reference to compliance with the covenants and conditions of the Indenture and the absence of defaults is required to be filed with the Unsecured Trustee. (See Indenture, Sec. 1004.)

   Modification of the Indenture. The rights of the Holders of the Indenture Securities may be modified with the consent of the Holders of a majority of the Indenture Securities of all series or Tranches, as defined below, affected, considered as one class. However, certain specified rights of the Holders of Indenture Securities may be modified without the consent of the Holders if such modification would not be deemed to affect their interests adversely in any material respect. In general, no modification of the terms of payment of principal and interest, no reduction of the percentage in principal amount of the Indenture Securities outstanding under such series required to consent to any supplemental indenture or waiver under the Indenture, no reduction of such percentage necessary for quorum and voting, and no modification of certain of the provisions in the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults is effective against any Holder of Indenture Securities without his consent. "Tranche" means a group of Indenture Securities which are of the same series and have identical terms except as to principal amount and/or date of issuance. (See Indenture, Art. Twelve.)

   Concerning the Indenture Trustee. The Bank of New York, New York, New York is the trustee under the Indenture.

                                BOOK-ENTRY SYSTEM

   For each issue of Debt Securities and New Preferred Stock subject to the book-entry system hereinafter described, a global security representing all of such issue will be issued to the Depository Trust Company, New York, New York ("DTC") or such other depository as may be subsequently designated ("Depository"), and registered in the name of CEDE & Co. (DTC's partnership nominee), or such other Depository or its nominee as may be subsequently designated.

   So long as the Depository, or its nominee, is the registered owner of an issue of the Debt Securities or New Preferred Stock, such Depository or such nominee, as the case may be, will be considered the owner of such New Preferred Stock or Debt Securities for all purposes under the Company's Restated Articles of Association, as amended (the "Restated Articles of Association") or the Mortgage or the Indenture, as the case may be, including notices and voting. Payments of (a) dividends and other amounts payable in connection with the New Preferred Stock and (b) principal of, and premium, if any, and interest on, such Debt Securities will be made to the Depository or its nominee, as the case may be, as the registered owner of such New Preferred Stock or Debt Securities. Except as set forth below, owners of beneficial interests in such New Preferred Stock or Debt Securities will not be entitled to have any such New Preferred
Stock or Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of such New Preferred Stock or Debt Securities and will not be considered the owners of such New Preferred Stock or Debt Securities under the Restated Articles of Association, the Mortgage or the Indenture. Accordingly, each person holding a beneficial interest in such New Preferred Stock or Debt Security must rely on the procedures of the Depository and, if such person is not a Direct Participant (as hereinafter defined), on procedures of the Direct Participant through which such person holds its interest, to exercise any of the rights of the registered owner of such New Preferred Stock or Debt Security.

   The following nine  paragraphs  are based solely on information  furnished by
DTC:

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfer and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates.

   Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

   Purchases of the New Preferred Stock or the Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Preferred Stock or the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each share of New Preferred Stock or Debt Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Preferred Stock or the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the New Preferred Stock or the Debt Securities, except in the event that use of the book-entry system for the New Preferred Stock or the Debt Securities is discontinued.

   To facilitate subsequent transfers, all New Preferred Stock or Debt Securities deposited by Participants with DTC are registered in the name of CEDE & Co. The deposit of New Preferred Stock or Debt Securities with DTC and their registration in the name of CEDE & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Preferred Stock or Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such New Preferred Stock or Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   If the New Preferred Stock or Debt Securities of any issue are redeemable prior to the redemption date or maturity date, redemption notices shall be sent to CEDE & Co. If less than all of the New Preferred Stock or Debt Securities of any issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

   Neither DTC nor CEDE & Co. will consent or vote with respect to the New Preferred Stock or Debt Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns CEDE & Co.'s consenting or voting rights to those Direct Participants to whose accounts the New Preferred Stock or Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Dividends and other amounts payable on the New Preferred Stock and principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the date on which the dividend, interest or other payment is payable in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Unsecured Trustee, as the case may be, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends, principal, interest and other payments to DTC is the responsibility of the Company and the Trustee or the Unsecured
Trustee, as the case may be. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

   DTC may discontinue providing services as securities depository with respect to the New Preferred Stock or Debt Securities at any time by giving notice to the Company and the Trustee or the Unsecured

Trustee, as the case may be. Under such circumstances, in the event that a successor securities depository is not obtained, New Preferred Stock or Debt Securities in certificated form are required to be printed and delivered.

   The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, New Preferred Stock or Debt Securities in certificated form will be printed and delivered.

   None of the Company or the Trustee or the Unsecured Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the New Preferred Stock or Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                       DESCRIPTION OF NEW PREFERRED STOCK

   THE FOLLOWING IS A SUMMARY OF CERTAIN RIGHTS AND PRIVILEGES AND RESTRICTIONS ON THE NEW PREFERRED STOCK. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE. REFERENCE IS MADE TO THE RESTATED ARTICLES OF ASSOCIATION, AS AMENDED, AND THE BYLAWS OF THE COMPANY, FILED AS EXHIBITS TO THE REGISTRATION STATEMENT, FOR COMPLETE STATEMENTS. THE FOLLOWING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY SUCH REFERENCES.

   General. The Restated Articles of Association of the Company authorize the issuance of Common Stock, Preferred Stock, $100 par value (the "Preferred Stock") and Preference Stock, $100 par value (the "Preference Stock"), which ranks junior to Preferred Stock in respect of dividends and amounts payable upon liquidation, dissolution or winding up of the Company. As of June 30, 1996, there were issued and outstanding 3,000 shares of Preferred Stock, Class B, 5,100 shares of Preferred Stock, Class C and 11,200 shares of Series 1 and 70,000 shares of Series 3, Preferred Stock, Class D. No shares of Preference Stock have been issued. Of the Company's authorized Preferred Stock, the Company's Restated Articles of Association provide for 200,000 shares of New Preferred Stock, none of which has been issued as of the date hereof.

   Shares of the New Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. The New Preferred Stock will, when issued, be fully paid and non-assessible and will have no preemptive rights.

   Terms. Reference is made to the Prospectus Supplement or Supplements for each series of the New Preferred Stock for the following terms, among others, of the New Preferred Stock offered thereby:

   (1) the designation of such New Preferred Stock;

   (2) the number of shares of such New Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

   (3) the dividend rate(s) or method(s) of calculation thereof applicable to such New Preferred Stock;

   (4) the provision for a sinking fund, if any, for such New Preferred Stock;

   (5) the  provision  for  redemption,  if  applicable,  for such New Preferred
Stock;

   (6) the terms and conditions, if applicable, upon which such New Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation) thereof;

   (8)  any  other  specific   terms,   preferences,   rights,   limitations  or
restrictions of such New Preferred Stock;

   (9) any listing of such New Preferred Stock on any Securities Exchange; and

   (10) the provision for all or any portion of shares of such New Preferred Stock to be issued to a designated depository.

   The following statements with respect to the Company's New Preferred Stock are summaries of certain provisions of the Company's Restated Articles of Association.

   Dividend Rights. The holders of the New Preferred Stock will be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company available for dividends, dividends at such rates as may be determined by the Board of Directors of the Company (and set forth in the applicable Prospectus Supplement), payable quarterly on the first days of March, June, September and December in each year, cumulative from the date of first issuance. Dividends in full shall not be paid or set apart for payment on shares of any class of Preferred Stock for any dividend period unless dividends in full have been or are contemporaneously paid or set apart for payment on all outstanding shares of all classes of Preferred Stock for such dividend periods and all prior dividend periods. When the specified dividends are not paid in full on all classes of Preferred Stock, the shares of each class of Preferred Stock shall share ratably in the payment of dividends, including accumulations, if any, in accordance with the sums which would be payable on said shares if all dividends were paid in full.

   There are no limitations in any indentures or other agreements on the payment of dividends on the Preferred Stock. No dividends shall be declared or paid upon or set apart for any security junior to the New Preferred Stock in respect of dividends and amounts payable upon any liquidation, dissolution or winding up of the Company ("Junior Securities") nor any sums applied to the purchase, redemption or other retirement of any class of Junior Securities unless full dividends on all shares of Preferred Stock of all classes outstanding, and on all outstanding classes of securities senior to the Preferred Stock, for all past quarterly dividend periods shall have been paid or been declared and a sum sufficient for the payment thereof set apart and the full dividend for the then current quarterly dividend period shall have been or concurrently shall be declared. The amount of any deficiency for past dividend periods may be paid or declared and set apart at any time without reference to any quarterly dividend payment date. Unpaid accrued dividends on the Preferred Stock shall not bear interest. See "Description of New Common Stock--Dividend Restrictions" for additional restrictions on the payment of dividends on Common Stock and other Junior Securities.

   Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive, for each share thereof, the par value thereof, plus in the case such liquidation, dissolution or winding up shall have been voluntary, an amount per share equal to the redemption premium that would then be payable to the holder thereof if such Preferred Stock were to be redeemed at the option of the Company, together, in each case, with accrued dividends (whether or not declared), before any distribution of the assets shall be made to the holders of any shares of any class of Junior Securities. The holders of Preferred Stock shall be entitled to no further participation in such distribution.

   Redemption Provisions. If so provided in the applicable Prospectus Supplement, the New Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon terms, at the times and the redemption prices set forth in such Prospectus Supplement. If any dividends are in arrears on any shares of Preferred Stock or if a default exists in any sinking or purchase fund obligation provided for the benefit of any one or more class or series of Preferred Stock, the Company may not redeem or purchase any shares of Preferred Stock unless all of the outstanding Preferred Stock is redeemed or an offer to purchase on a comparable basis is made to the holders of all of the outstanding Preferred Stock, as applicable.

   Voting Rights. Holders the New Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement. With respect to any proposal upon which any series of the New Preferred Stock is entitled, as a series, to any vote, the holders of the shares of such series of New Preferred Stock are entitled to one vote for each share so held.

   The holders of Preferred Stock shall be entitled to vote, separately, as a single class, for the election of the smallest number of directors necessary to constitute a majority of the Board of Directors whenever and as often as dividends payable on any Preferred Stock outstanding shall be in arrears in an amount equivalent to or exceeding four (4) quarterly dividends, or for the election of two directors in the event of a default in any purchase or sinking fund provided for any one or more classes or series of Preferred Stock, which rights may be exercised at any annual meeting and at any special meeting of stockholders called for the purpose of electing directors, until such time as arrears in dividends on the Preferred Stock and the current dividend thereon shall have been paid or declared and set apart for payment, and any default in such purchase or sinking fund obligations shall have been remedied, whereupon all voting rights of the Preferred Stock as a result of such arrearage or default shall be divested from the Preferred Stock. Effective as of the date on which all currently outstanding shares of Classes B, C, and Class D, Series 1 and Series 3 Preferred Stock cease to be outstanding, the holders of Preferred Stock shall be entitled to vote, separately, as a single class, for the election of two (2) directors whenever and as often as dividends payable on any Preferred Stock outstanding shall be in arrears in an amount equivalent to or exceeding four (4) quarterly dividends, and for each subsequent election while such arrearage shall continue, that number of directors, not exceeding the smallest number of directors necessary to constitute a majority of the Board of Directors, equal to two (2) times the number of full years that such arrearage shall have continued, or for the election of two directors in the event of a default in any purchase or sinking fund provided for any one or more classes or series of Preferred Stock, which rights may be exercised at any annual meeting and at any special meeting of stockholders called for the purpose of electing directors, until such time as arrears in dividends on the Preferred Stock and the current dividend thereon shall have been paid or declared and set apart for payment, and any default in such purchase or sinking fund obligations shall have been remedied, whereupon all voting rights of the Preferred Stock as a result of such arrearage or default shall be divested from the Preferred Stock. The holders of Junior Securities, if any, voting separately as a class or classes, will be entitled to elect the remaining directors.

   In addition, the votes or consent of the holders of specified percentages of the Preferred Stock and Preference Stock are required as a condition to effecting various changes in the capital structure of the Company and certain other transactions. So long as any Preferred Stock is outstanding,

   (A) the Company shall not, without the consent of the holders of at least two-thirds of the aggregate number of shares of all classes of Preferred Stock entitled to vote thereon (i) create or authorize, or increase the authorized amount of any shares of any class of stock ranking as to dividends or assets prior to the Preferred Stock, or of any obligation or security convertible into stock ranking as to dividends or assets prior to the Preferred Stock; or (ii) amend, change or repeal any of the express terms of the Preferred Stock outstanding in any manner adverse to the holders thereof, except that, if such amendment, change or repeal is adverse to the holders of less than all classes and series of Preferred Stock, the consent of only the holders of two-thirds of the aggregate number of shares of the classes and series thereof entitled to vote thereon and so affected shall be required; or (iii) issue shares of Preferred Stock in addition to the Preferred Stock, Class A, originally issued, unless after giving effect to such additional shares (a) the Net Income of the Company Available for Dividends (defined below) for any period of twelve (12) consecutive calendar months within the fifteen (15) calendar months immediately preceding the calendar month within which such additional shares of stock are to be issued, shall have been at least two and one-half (2 1/2) times the aggregate annual dividend requirements upon the entire amount to be outstanding of Preferred Stock and of any stocks of the Company of any class ranking as to dividends prior to the Preferred Stock, (b) the Gross Income of the Company Available for Payment of Interest Charges (defined below) for any period of twelve (12) consecutive calendar months within the fifteen (15) calendar months immediately preceding the calendar month within which such additional shares of stock are to be issued, shall have been at least one and one-half (1 1/2) times the sum of (1) the aggregate annual interest charges on all indebtedness of the Company to be outstanding, and (2) the aggregate annual dividend requirements upon the entire amount to be outstanding of Preferred Stock and of any stocks of the Company of any class ranking as to dividends prior to the Preferred Stock, and (c) the Common Stock Equity (defined below) plus the aggregate of the capital allocable to all classes of Junior Securities other than the Common Stock shall not be less than the aggregate amount payable upon involuntary liquidation, dissolution or winding up of the Company to the holders of shares of all classes of Preferred Stock to be outstanding. In the foregoing computations, there shall be excluded (a) all indebtedness and all shares of Preferred Stock to be retired in connection with the issue of such additional shares, and (b) all interest charges on all indebtedness and, all dividend requirements on all shares of stock, to be retired in connection with the issue of such additional shares. The net earnings of any property which has been acquired by the Company during or after the period for which income is computed, or of any property which is to be acquired in connection with the issuance of any such additional shares, if capable of being separately determined or estimated, may be included on a pro forma basis in the foregoing computations; and if within or after the period for which income is computed, any substantial portion of the properties of the Company shall have been disposed of, the net earnings of such property, if capable of being separately determined or estimated, shall be excluded in the foregoing computations.

   (B) The Company shall not, without the consent of the holders of a majority of the aggregate number of shares of Preferred Stock entitled to vote thereon:
(i) issue, create, guarantee or permit to exist any unsecured securities (whether notes, debentures of other evidences of indebtedness) evidencing indebtedness maturing more than one year from the date of issuance, creation or assumption thereof for any purpose, except for the purpose of refunding outstanding unsecured securities or effecting the retirement, by redemption or otherwise, of outstanding shares of the Preferred Stock or of a class of stock ranking prior thereto, if immediately after such issue, creation or assumption, the total principal amount of all such securities then to be issued would exceed twenty percent (20%) of the aggregate of (a) the total principal amount of all bonds and other securities representing secured indebtedness issued, created or assumed by the Company and then to be outstanding, and (b) the total of the capital and surplus (including premiums on capital stock) of the Company as then to be stated on its books; provided, that any unsecured securities issued under any authorization of holders of Preferred Stock (and any securities issued to refund the same) shall be excluded from the computation of the amount of unsecured securities which may be issued, created or assumed within the aforesaid twenty percent (20%) limitation; or (ii) merge or consolidate with or into any other corporation or corporations, provided that the consent or vote of the holders of the Preferred Stock as aforesaid shall not be required if (1) such consolidation and merger is with or into any public utility principally engaged in the distribution of gas or electricity in areas in the State of Vermont, and (2) if after giving effect to such merger or consolidation, and the issuance and assumption of all securities to be issued or assumed in connection with any such merger or consolidation, the ratio of the capital (including premiums) represented by all classes of Preferred Stock of the Company or Preferred Stock of any corporation resulting from such merger or consolidation then to be outstanding to the total sum of (a) the Common Stock Equity of the Company plus (b) the principal amount of all outstanding indebtedness of the resulting corporation maturing more than twelve (12) months after the date of issue or assumption thereof, and (c) the par value of or stated capital represented by the outstanding shares of all classes of stock of the resulting corporation other than common stock shall be equal to or greater than such ratio in the case of the Company prior to such merger or consolidation; provided that the provisions of this clause (ii) shall not apply to a purchase or other acquisition by the Company of franchise or assets of another corporation, in any manner which does not involve a merger or consolidation, and provided that the provisions of this sub-paragraph (ii) shall not be deemed to alter or affect the restrictive provisions of clause (A) or subparagraphs (i) or (iii) of this clause (B); or (iii) sell, lease or otherwise dispose of all or substantially all of its property to any person. Effective as of the date on which all currently outstanding shares of Classes B, C and Class D, Series 1 and Series 3, Preferred Stock cease to be outstanding, the provisions of (A) (iii) (a) and (B)
(i) above will cease to be effective.

   For the purposes of the foregoing, the "Gross Income of the Company Available for Payment of Interest Charges" means the total operating revenues and other income of the Company less all proper deductions for operating expenses, taxes and other appropriate items, including provisions for maintenance, retirements and depreciations (but excluding interest charges and amortization of debt premium, discount and expense) determined in accordance with sound accounting practice. The "Net Income of the Company Available for Dividends" means the Gross Income of the Company Available for Payment of Interest Charges less interest charges, provided that no deduction or adjustment shall be made for the items of expense in connection with the redemption or retirement of any securities issued by the Company including any amount paid in excess, of the principal amount or par value or stated value of securities redeemed or retired, or, in the event such redemption or retirement is effected with proceeds of the sale of other securities of the Company, interest or dividends on the securities redeemed or retired from the date on which the funds required for such redemption or retirement are deposited in trust for such purpose to the date of redemption or retirement period. "Common Stock Equity" shall mean the aggregate of the par value, or the stated capital represented by the outstanding Common Stock of the Company, plus the capital surplus and earned surplus of the Company and premiums on all capital stock of the Company less any accumulated or unpaid dividends on any outstanding Preferred Stock and any outstanding stock of any other class ranking as to dividends prior to the Preferred Stock.

   Transfer Agent and Registrar. The Transfer Agent and Registrar of the New Preferred Stock is Chase Mellon Shareholder Services L.L.C., Ridgefield Park, New Jersey.

                         DESCRIPTION OF NEW COMMON STOCK

   THE FOLLOWING IS A SUMMARY OF CERTAIN RIGHTS AND PRIVILEGES AND RESTRICTIONS ON THE COMMON STOCK. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE. REFERENCE IS MADE TO THE RESTATED ARTICLES OF ASSOCIATION AND THE BYLAWS OF THE COMPANY AND THE MORTGAGE, FILED AS EXHIBITS TO THE REGISTRATION STATEMENT, FOR COMPLETE STATEMENTS. THE FOLLOWING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY SUCH REFERENCES.

   General. The outstanding shares of Common Stock, $3.33 1/3 par value, of the Company are fully paid and nonassessable. The shares of the New Common Stock, upon payment of the purchase price, will be fully paid and nonassessable.

   Dividend Restrictions. No dividends may be paid on the Common Stock nor may the Company purchase any Common Stock unless all cumulative dividends on the Company's outstanding Preferred Stock have been paid or provided for, all Preferred Stock purchase-fund requirements have been satisfied, full dividends on any Preference Stock have been paid or provided for and the other restrictions summarized below have been complied with. In addition, so long as any shares of Preferred Stock are outstanding, the Company shall not pay any dividends on any shares of stock junior to the Preferred Stock or make any other distributions thereon or any expenditures for the purchase, redemption or other retirement for a consideration of such junior stock except from net income of the Corporation available for dividends on such junior stock accumulated subsequent to December 31, 1954 plus the sum of $150,000.

   The Mortgage provides that the Company shall not declare or pay any cash dividend on or make any other distribution in respect of its Common Stock, or, with certain exceptions, repurchase any capital stock of the Company if the aggregate amount so declared, paid, distributed or expended after December 31, 1992 would exceed the aggregate amount of net income of the Company available for dividends on its Common Stock accumulated after December 31, 1992, plus $18,500,000. As of December 31, 1995, the amount of retained earnings available for dividends on the Common Stock under this provision was $20,100,000.

   Voting Rights. The holders of the Common Stock have exclusive voting rights except as referred to below and as otherwise provided by law. See "DESCRIPTION OF NEW PREFERRED STOCK -- Voting Rights" for a description of voting rights afforded holders of Preferred Stock.

   Liquidation Rights. After satisfaction of the preferential liquidation rights of the Preferred Stock and any Preference Stock, the holders of Common Stock are entitled to share, ratably, in the distribution of all remaining assets of the Company. Holders of the Preferred Stock are entitled to receive $100 per share and accrued dividends on involuntary liquidation.

   Holders of any Preference Stock will be entitled to receive such amounts as determined by the Board of Directors at the time of issuance of such Stock.

   Preemptive Rights. The holders of the Common Stock have no preemptive rights.

   Anti-Greenmail, Fair Price and Business Judgment Provisions. Section 7.05 of the Company's Restated Articles of Association is intended to prevent so-called "greenmail". That Section prohibits the Company, in the absence of a special shareholder approval, from purchasing any of its outstanding shares of Common Stock at a price in excess of the fair market value of such shares from a beneficial owner of more than five percent of the Company's Common Stock (a "Related Person," as such term is more specifically defined in Section 7.06 of the Restated Articles of Association) who has owned such shares for less than two years, subject to certain limited exceptions. The special shareholder approval required by Section
7.05 is the greater of eighty percent of the voting power of the Company, or the sum of the number of shares owned by the Related Person plus a majority of the voting power of the Company not beneficially owned by the Related Person.

   Section  7.06  of  the  Company's  Restated  Articles  of  Association  is  a
fair-price provision that is designed to provide reasonable assurance that any attempt to acquire the Company will be made only on terms that are fair to all shareholders. That Section requires that mergers and certain other Business Combinations (as defined below) involving the Company and a Related Person, unless approved by a majority of the Directors who are unaffiliated with such Related Person, must be approved by at least eighty percent of the voting power of the Company, as compared to the two-thirds vote required by Vermont law, and satisfy certain minimum-price, form-of-consideration and procedural requirements.

   Section 7.07 of the Company's Restated Articles of Association is a business judgment provision that requires that the Board of Directors, in evaluating any proposal for a merger or Business Combination involving the Company, take into consideration certain relevant factors, including the impact of any such transaction on the Company's suppliers, customers and employees, that might not otherwise be considered. For the purposes of Sections 7.06 and 7.07, a "Business Combination," in general, includes the following transactions: (1) a merger or consolidation of the Company or any subsidiary with a Related Person or certain affiliates or associates of the Related Person; (2) the sale or other disposition by the Company or a subsidiary of assets having an aggregate fair market value of $5,000,000 or more, or the use thereof in certain financial arrangements, if a Related Person is a party to the transaction; (3) the issuance or transfer (other than on a pro rata basis to all shareholders) of stock or other securities of the Company or of a subsidiary to a Related Person or affiliates or associates of the Related Person; (4) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of or voted for or consented to by any Related Person or any affiliates or associates thereof; (5) any reclassification of securities, recapitalization, merger or consolidation with a subsidiary or other transaction that has the effect, directly or indirectly, of increasing the percentage of the outstanding stock of any class of the Company or a subsidiary owned by a Related Person or any affiliate or associate thereof; or (6) any similar transaction of similar purpose or effect or any agreement, contract or other arrangement providing for any one or more of the foregoing actions. The Restated Articles of Association provide that any amendment to Sections 7.06 and 7.07 must be approved by at least eighty percent of the voting power of the Company, unless such amendment has been recommended by a majority of the members of the Board of Directors who are not Related Persons, and who are unaffiliated with a Related Person and became Directors of the Company prior to the time that a Related Person became such.

   Staggered Board of Directors. The Company's By-laws provide that the members of the Company's Board of Directors are elected for three year terms, with one-third of the members of the Board of Directors elected each year.

   Transfer Agent and Registrar. The Transfer Agent and Registrar is Chase Mellon Shareholder Services L.L.C., Ridgefield Park, New Jersey.

                              PLAN OF DISTRIBUTION

   The Company may sell the Securities (i) through underwriters; (ii) through dealers; (iii) directly to one or more institutional purchasers; or (iv) through agents. Securities may be sold outside the United States. An accompanying Prospectus Supplement or Supplements will set forth the terms of each offering of the Securities including the name or names of any underwriters, dealers, purchasers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby.

   If underwriters are used in the sale, Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.

   Securities may be sold directly by the Company or through any firm designated by the Company from time to time, acting as principal or as agent. The Prospectus Supplement will set forth the name of any dealer or agent involved in the offer or sale of the Securities in respect of which the Prospectus Supplement is delivered and the price payable to the Company by such dealer or any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

   Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments for such liabilities which underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

   The anticipated date of delivery of Securities will be as set forth in the Prospectus Supplement or Supplements relating to such offering.

                           LEGAL OPINIONS AND EXPERTS

   The legality of the Securities offered hereby is being passed upon for the Company by Hunton & Williams, 200 Park Avenue, 43rd Floor, New York, New York 10166, special counsel for the Company, and by either Peter H. Zamore, Esq., General Counsel of the Company, or Michael H. Lipson, Esq., Assistant General Counsel of the Company, and for the underwriters, dealers or agents by Reid & Priest LLP, 40 West 57th Street, New York, New York 10019. Hunton & Williams and Reid & Priest LLP will rely on the opinions of Peter H. Zamore, Esq. or Michael
H. Lipson, Esq., as the case may be, as to matters of Vermont law.

   The audited consolidated financial statements and schedules of the Company for the period ended December 31, 1995, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which are incorporated in this Prospectus by reference, have been examined by Arthur Andersen LLP, independent certified public accountants, as set forth in their report dated January 29, 1996, with respect thereto, and are included in this Prospectus, through incorporation by reference, in reliance upon the report of such firm and their authority as experts in accounting and auditing.

=======================================   ======================================
     No  dealer,  salesperson  or  any
other  person has been  authorized  to
give any  information,  or to make any                 $38,000,000
representations,   other   than  those
contained    in    this     Prospectus
Supplement  or the  Prospectus  or the
docu- ments  incorporated by reference
therein,  in connection with the offer
contained in this  Prospectus  Supple-
ment and the Prospectus, and, if given
or   made,    such    information   or                    [LOGO]
representations  must  not  be  relied
upon as having been  authorized by the
Company or by the Agent.  Neither this
Prospectus    Supplement    nor    the
Prospectus constitutes an offer of any
securities  other  than those to which
it relates  or an offer to sell,  or a
solicitation  of an offer  to buy,  in
any state to any  person to whom it is
not  lawful to make such offer in such
state. The delivery of this Prospectus
Supplement  or the  Prospectus  at any
time   does   not   imply   that   the             GREEN MOUNTAIN POWER
information  contained  in  either  is                  CORPORATION
correct as of any time  subsequent  to
its date.
          -----------------

        TABLE OF CONTENTS PAGE
                                    Page
                                    ----
        PROSPECTUS SUPPLEMENT

Summary Financial Information ....  S-2    Securied Medium-Term Notes, Series A
The Company ......................  S-3   Due 9 months or More for Date of Issue
Recent Developments ..............  S-3
Description of the Secured Notes..  S-4
Plan of Distribution of the
 Secured Notes....................  S-5

              PROSPECTUS

Available Information ............    2           ---------------------
Incorporation of Certain Documents
 by Reference.....................    2
The Company ......................    2           PROSPECTUS SUPPLEMENT
Coverage Ratios ..................    3              October 21, 1996
Use of Proceeds and Financing
 Program .........................    3           ---------------------
Description of the New Bonds .....    3
Description of the Notes .........    7
Book-Entry System ................    9
Description of New Preferred Stock   11
Description of New Common Stock ..   15
Plan of Distribution .............   16             SMITH BARNEY INC.
Legal Opinions and Experts .......   17
======================================   ======================================